Exhibit 77C     Van Kampen High Yield Fund




   A Special Meeting of Shareholders (the "Meeting") of the Van Kampen High Yield Fund (the "Fund"), a Delaware statutory trust, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Tuesday, December 7, 2004, at 3:00 p.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen High Yield Fund would (i) transfer all of its assets and liabilities to the Van Kampen High Income Corporate Bond Fund in exchange solely for Class A, B and C shares of the Van Kampen High Income Corporate Bond Fund, (ii) distribute such shares to its shareholders and (iii) be dissolved.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
26,510,380 shares; Against: 1,222,833 shares; Abstaining: 1,731,820 shares.